

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2013

Via E-mail
Perry Sook
President and Chief Executive Officer
Nexstar Broadcasting, Inc.
5215 North O'Connor Boulevard
Suite 1400
Irving, Texas 75039

> **Re: Nexstar Broadcasting, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 31, 2013**
> **File No. 333-190283**

Dear Mr. Sook:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Forward-looking Statements, page 18

1.   Please delete all reference to the safe harbors under Section 27A(a)(1) of the 1933 Securities Act and Section 21E(a)(1) of the Exchange Act. They are inapplicable in the context of a tender offer.

Incorporation of Certain Information by Reference, page 90

2.   Update to include the Form 8-K of Nexstar Broadcasting Group, Inc. filed on
        November 19, 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration statement
as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as
they relate to the proposed public offering of the securities specified in the above registration
statement. Please allow adequate time for us to review any amendment prior to the requested
effective date of the registration statement.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Dean
Suehiro, Senior Accountant, at (202) 551-3384 if you have questions regarding comments on
the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor,
at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at
(202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director